Audit committee or Board of Directors
China Digital Communication Group and Subsidiaries, Inc.

Notice of Non Reliance and Withdrawal of auditor’s opinions

Our firm reviewed the financial statements of China Digital Communication Group (the “Company”) for the six month periods ended June 30, 2007.

Based upon new information and re-audit of the financial statements of the Company for the year ended December 31, 2004, we have concluded that the Company is required to impair its goodwill for the year ended December 31, 2005, which will impact the reviewed financial statements for the six months periods ended June 30, 2007.

Accordingly, this is to advise you that appropriate disclosure should be made to all appropriate parties, including in a Current Report on Form 8-K, to prevent reliance on our previously issued unaudited financial statements for the six month periods ended June 30, 2007.

/s/ Kabani & Company, Inc.
Certified Public Accountants

October 17, 2007